Exhibit 21

Subsidiaries of China Industrial Steel, Inc.

China Industrial Steel, Inc. has one direct wholly-owned subsidiary, Northern Steel Inc., a Colorado corporation, and one indirect subsidiary, Nuosen (Handan) Trading Co., Ltd., a company organized under the laws of the People’s Republic of China.

Under the laws of the PRC, certain restrictions are placed on round trip investments, which are defined under PRC law as an acquisition of a PRC entity by an offshore special purpose vehicle owned by one or more PRC residents. To comply with these restrictions, on August 1, 2010, Northern Steel, through Nuosen, entered into a Entrusted Management Agreement, Exclusive Option Agreement, Pledge of Equity Agreement and Shareholders’ Voting Proxy Agreement (collectively, the “VIE Agreements”) with Hongri Metallurgy and the shareholders of Hongri Metallurgy, Fakei Investment (Hongkong) Limited (“Fakei”) and Hebei Wu’an Yuanbaoshan Industry Group Co., Ltd. (“Hebei”), (Fakei and Hebei are collectively referred to as the “Hongri Metallurgy Shareholders”).    We issued 44,083,529 restricted shares of our common stock to Karen Prudente, nominee and trustee for the shareholders of Hebei, for Hebei and the shareholders of Hebei entering into the VIE Agreements. In addition, we issued 17,493,463 restricted shares of our common stock to Fakei, for Fakei entering into the VIE Agreements. Karen Prudente’s role with respect to the restricted shares held by the shareholders of Hebei is to manage the trust of the shareholders of Hebei. These restricted shares issued to Karen Prudente and Fekei were issued in reliance upon the exemptions set forth in Section 4(2) of the Securities Act of 1933, as amended, on the basis that they were issued under circumstances not involving a public offering. As a result of the aforementioned transaction, the shareholders of Hebei and Fekei obtained control of the Company.

The following diagram sets forth the current corporate structure of the Company: